Exhibit 99.1

Maris-Tech and Ben Gurion University Received a Joint Grant for the
Development of Advanced System for Drones Fault Prediction

The Grant received from the Israeli Innovation Authority

REHOVOT, Israel, Aug. 24, 2022 (GLOBE NEWSWIRE) -- Maris-Tech Ltd. (Nasdaq: MTEK) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology, today announced it has received a joint grant with Ben Gurion University, Be’er Sheva, Israel, from the Israeli Innovation Authority.

The goal of the joint project is to develop an AI (artificial intelligence) and ML (machine learning) based system for detecting, diagnosing and predicting faults and malfunction in drones, by adapting and integrating an identification and prediction model developed at Ben Gurion University in existing systems of Maris-Tech.

“We are honored to receive this grant with a leading university like Ben Gurion and consider this grant as a vote of confidence in our technology. After assessing the project, the combination of both technologies, and our ability to deliver advance products, the Company was awarded the grant. It is our intention to continue partnering with leading organizations and harness our products’ advantages to additional sectors and systems. This program is another layer in the Company’s intention to provide edge computing solutions on drones”. said Israel Bar, CEO of Maris-Tech.

The total approved budge for the first year of the joint project amounts to approximately $400,000. The grant represents 66% of the total budget for the project. The overall project is planned for two years with a higher budget after the first year. In the second year, the Israeli Innovation Authority will increase the budget if the Company meets certain milestones. The Israeli Innovation Authority will not receive any royalties from future potential revenues of the Company.

This program was initiated and will be led by Mr. Magenya Roshanski, the Company’s CTO.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the future development of the joint project, the Company’s intention to continue partnering with leading organizations and providing computing solutions. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F filed with the SEC and our other filings with the SEC. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,

Adi and Michal PR- IR

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com